

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

James Darrell Thomas
Harley-Davison Credit Corp.
c/o Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-1605

> **Re:** **Harley-Davidson Motorcycle Trust 2011-2**
> **Harley-Davidson Motorcycle Trust 2012-1**
> **Forms 10-K**
> **Filed March 26, 2014**
> **File Nos. 333-157910-07 and 333-180185-01**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Body of Form 10-K of Harley-Davidson Motorcycle Trust 2012-1

Item 15

1. We note that you list the Indenture dated as of July 1, 2012 between Harley-Davidson Motorcycle Trust 2012-1 and The Bank of New York Mellon Trust Company, N.A. as Exhibit 4.2 and incorporate by reference to Exhibit 4.2 to Registrant's Form 8-K (File Number 333-180185-01), filed on July 26, 2012. The Form 8-K referenced, however, does not include an Exhibit 4.2. Please confirm, if correct, that this language should be revised to read Exhibit 4.1 and that this language will be corrected in future filings. See Item 10(d) of Regulation S-K.

<u>Exhibit 31.1 of Harley-Davidson Motorcycle Trust 2011-2 and Harley-Davidson Motorcycle
Trust 2012-1</u>

2. The certification must include the exact language in Item 601(b)(31)(ii). We note that
    paragraphs one and four of each of your certifications do not accurately reflect the exact
    language in Item 601(b)(31)(ii) of Regulation S-K. Specifically, paragraph one in Item
    601(b)(31)(ii) refers to a review of "this report on Form 10-K" whereas your
    certifications refer to a revise of "this *annual* report on Form 10-K." Additionally,
    paragraph four in Item 601(b)(31)(ii) requires the following statement, "…the servicer(s)
    [has/have] fulfilled [its/their] obligations under the servicing agreement(s) *in all material
    respects*…" The certifications provided in each of your Forms 10-K do not include the
    italicized language. Please confirm that in future filings, your certification will reflect the
    exact language as required by Item 601(b)(31).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other
questions.


Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief


cc: Bill Jue, Harley-Davidson Financial Services, Inc.